P.0. Box 531390
Birmingham, AL 35253
205-802-2810

Fax: 205-802-2815

December 29,2004

Board of Directors
TENGASCO
Medical Arts Building
603 Main Avenue — Suite 500
Knoxville, TN 37902

Attention: Mr. Jeffrey R. Bailey

Gentlemen:

I would like to resign my position as Director of Tengasco as of January 1, 2005. I have enjoyed my relationship with all of you and appreciate the opportunity to serve with you.

I wish only the best for Tengasco.

Sincerely,

s/ Bill L. Harbert

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